

Kahlil Byrd (KB) · 3rd

CEO | Board Member | Fintech, Insurtech | Cross-Partisan Advisor

Brooklyn, New York, United States · Contact info

500+ connections

Invest America

Harvard Kennedy School

Experience

Founder and CEO
Invest America · Full-time
2012 – Present · 9 yrs
New York, NY

Invest America is a technology and product development company focused on eliminating the defaulted student loan debt crisis in the United States. We believe that the millions of Americans who are delinquent or in default on their student loans are capable of moving from debt to wealth creation. Our vision is to ensure that every borrower's investment in themselves leads to independence, growth, and prosperity.

Life Member
Council on Foreign Relations
2019 – Present · 2 yrs

Celebrating 100 years, the Council on Foreign Relations (CFR) is an independent, nonpartisan membership organization, think tank, publisher, and educational institution dedicated to informing the public about the foreign policy choices facing the United States and the world.

Board Member | Senior Strategist
With Honor
2017 – Present · 4 yrs

$30 million deployed to build a national cross-partisan movement dedicated to electing, promoting, and advancing principled veteran leadership to reduce polarization in Congress. Volunteer advisor and board member since its founding.

Board Member
Voatz
2021 – Present · less than a year

Voatz is an award-winning, venture-backed technology company based in Boston, Massachusetts. Backed by state-of-the-art security, biometrics, and a blockchain-backed infrastructure, Voatz enables smartphone voting to increase accessibility and security in elections. Voatz has successfully served more than 1.9 million voters across 81 pri ...see more

President
StudentsFirst
2012 – 2013 · 1 yr

National parent, teacher, and student membership-driven non-profit and political organization that looked to improve and reform K-12 public education.

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Education

Harvard Kennedy School
Master of Public Administration - MPA

Morehouse College
Bachelor of Arts (B.A.), Political Science